UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACCRETIVE HEALTH, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00438V103
(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 27th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
(212) 841-1000
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 63,000,000 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 63,000,000 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 63,000,000 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 63,000,000 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 63,000,000 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 140,000,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 140,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 140,000,000 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 57.5% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 80,000,000 shares of Common Stock issuable upon conversion of 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant, such Series A Preferred Stock and Warrant issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 103,361,388 shares of Common Stock outstanding as of October 30, 2015 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 9, 2015 and (2) 140,000,000 shares of Common Stock (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 77,000,000 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

ITEM 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Accretive Health, Inc., a Delaware corporation (“Accretive” or the “Issuer”).

The Issuer’s executive offices are located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

ITEM 2.  Identity and Background.

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the beneficial ownership that TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC (the “Partnership GP”), TI IV ACHI Holdings GP, LLC (the “Aggregator GP”), TI IV ACHI Holdings, LP (the “Aggregator”), TowerBrook Investors Ltd. (“TowerBrook” and together with the Aggregator GP and the Aggregator, the “TowerBrook Entities”), Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (“Ascension”) (together, the “Reporting Persons”), may be deemed to have acquired pursuant to the Securities Purchase Agreement (the “Purchase Agreement”), dated as of December 7, 2015, by and among the Partnership, Ascension and the Issuer, a copy of which is attached as Exhibit 7.1 hereto. Pursuant to the Purchase Agreement, at Closing (as defined in the Purchase Agreement), which occurred on February 16, 2016, the Partnership acquired from the Issuer (the “Purchase”) (i) 200,000 shares of Accretive’s 8.00% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) for an aggregate price of $200 million and (ii) a warrant to acquire up to 60 million shares of Common Stock on the terms and subject to the conditions set forth in the Warrant Agreement (the “Warrant”). As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that any of the Reporting Persons are beneficial owners of any of the securities covered by this statement.

The Reporting Persons have entered into an agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7.2 hereto. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The Partnership is a Delaware series limited liability limited partnership that was formed to effect the Purchase. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Partnership’s current business is limited to owning the Warrant, any Series A Preferred Stock, any shares of Series A Preferred Stock issued as PIK dividends, or any shares of Common Stock issued upon a conversion of the Series A Preferred Stock or exercise of the Warrant (the “Securities”). The sole general partner of the Partnership is the Partnership GP, and the limited partners of the Partnership are the Aggregator and Ascension.

The Partnership GP is a Delaware limited liability company that was formed to effect the Purchase. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Partnership GP has not conducted, nor does it expect to conduct, any business other than in connection with the Purchase and the ownership of the Securities. The members of the Partnership GP are the Aggregator and Ascension.

The Aggregator is a Delaware limited partnership that was formed to effect the Purchase. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Aggregator has not conducted, nor does it expect to conduct, any business other than in connection with the Purchase and the ownership of the Securities. The sole general partner of the Aggregator is the Aggregator GP, and the limited partners of the Aggregator are TowerBrook Investors IV (Onshore), L.P., TowerBrook Investors IV (OS), L.P., TowerBrook Investors IV Executive Fund, L.P., TowerBrook Investors IV (892), L.P. and TowerBrook Investors IV Team Daybreak, L.P. (each, a “TowerBrook Fund” and collectively, the “TowerBrook Funds”).

The Aggregator GP is a Delaware limited liability company that was formed to effect the Purchase. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Aggregator GP has not conducted, nor does it expect to conduct, any business other than in connection with the Purchase and the ownership of the Securities. The sole member of the Aggregator GP is TowerBrook.

TowerBrook is a Cayman Islands corporation and its principal business is to serve as the general partner or member of various affiliates of investment funds managed or advised by TowerBrook Capital Partners L.P. Its principal business address is 66 East 55th Street, 27th Floor, New York, New York 10022. The directors of TowerBrook are Neal Moszkowski and Ramez Sousou.

Neal Moszkowski is a citizen of the United States and director and, with Ramez Sousou, one of the joint controlling shareholders, of TowerBrook. His principal occupation relates to his position with the TowerBrook Entities and affiliated funds and investment vehicles. His principal business address is 66 East 55th Street, 27th Floor, New York, New York 10022.

Ramez Sousou is a citizen of the United Kingdom and director and, with Neal Moszkowski, one of the joint controlling shareholders, of TowerBrook. His principal occupation relates to his position with the TowerBrook Entities and affiliated funds and investment vehicles. His principal business address is Kinnaird House, 1 Pall Mall East, London SW1Y5AU, U.K.

Ascension is a Missouri not-for-profit corporation that operates the largest non-profit health system in the United States. Ascension’s principal business address is 101 S. Hanley Road, Suite 450, St. Louis, Missouri and its telephone number is (314) 733-8000.

The name, primary business address, citizenship and present principal occupation of each director and executive officer of each Reporting Person is set forth in Schedule A to this Statement, which is incorporated herein by reference.

Except as disclosed herein, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person, has, during the last five years, been (a) convicted of a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source or Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 3.

The Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on February 16, 2016 pursuant to the Purchase Agreement. The funding for the Purchase was obtained from the Aggregator from the contributed capital of the investment funds managed or advised by TowerBrook Capital Partners L.P. The funding for the Purchase was obtained from Ascension from available cash.

ITEM 4.  Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

Each Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on February 16, 2016, pursuant to the Purchase Agreement, and intends to hold such shares for investment purposes. Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Each Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market.

ITEM 5.  Interest in Securities of the Issuer.

The information contained on the cover pages of this Statement are incorporated by reference.

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date on the cover page to this Statement, an aggregate of 140,000,000 shares of Common Stock, including 60 million shares of Common Stock that may be issued upon exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to 140,000,000 shares of Common Stock issuable upon the conversion of 200,000 shares of Series A Preferred Stock and the exercise of the Warrant. Each of the Aggregator GP, the Aggregator, TowerBrook, Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 63,000,000 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 77,000,000 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2 of this Statement is hereby incorporated by reference in this Item 6.

Background of the Transaction

On July 16, 2015, Accretive issued a press release announcing, among other things, that its Board of Directors had resolved to undertake a review of strategic alternatives to enhance stockholder value. As part of this process, Ascension and TowerBrook Capital Partners L.P. submitted a joint proposal, in which Ascension and Accretive would enter into a long-term strategic partnership and would amend and restate their Master Professional Services Agreement (“MPSA”) for a 10-year term to cover all of Ascension’s net patient revenue (“NPR”). In addition, a newly formed investment vehicle owned by Ascension and the TowerBrook Funds, the Partnership, would make a $200 million growth investment in Accretive as more fully described herein. At the Closing, Ascension and Accretive would amend and restate their existing MPSA, and Ascension would transition more than $8 billion in new NPR to Accretive over the next several years. The new NPR would represent an increase of approximately

47% over Accretive’s existing NPR base under management. Ascension and Accretive anticipated transitioning the new NPR beginning in the middle of 2016. Additionally, as part of the amended MPSA, Ascension would transition all PAS needs of its hospitals to Accretive’s PAS business.

Concurrently with the Closing, Accretive and Ascension amended and restated the MPSA to reflect (i) new terms for the addition of new Ascension hospital systems and (ii) modification of existing terms for existing Ascension hospital systems currently receiving revenue cycle management services from Accretive. The amended and restated MPSA provides for, among other things: (a) the transition to Accretive of Ascension’s PAS needs over a period of approximately two years, (b) the standardization of revenue cycle management services across all of the Ascension hospital systems managed by Accretive, (c) a reset of the existing baseline regarding incentive fees for the Ascension hospital systems currently managed by Accretive, as well as the periodic assessment and possible re-set of baselines for the determination of incentive fees, (d) the periodic assessment and potential re-set of baselines for the determination of incentive fees (with a frequency not to exceed once every two years) for the Ascension hospital systems not currently managed by Accretive, (e) the implementation of comprehensive re-badging of existing revenue cycle operation employees in connection with the transition to Accretive of the revenue cycle management operations of new hospital systems, as well as such operations currently managed by Accretive for the currently in-scope hospital systems, (f) the deletion and/or modification of certain of Ascension’s termination rights and (g) the addition of service levels related to patient and employee satisfaction.

The following is a summary of the material terms of the Purchase, which occurred on February 16, 2016. The following descriptions do not purport to cover all of the provisions of the documents described below and are qualified in their entirety by reference to the full text of the agreements, which have been filed as Exhibits hereto and are incorporated herein by reference.

Securities Purchase Agreement

On December 7, 2015, Accretive entered into the Purchase Agreement to sell to the Partnership, in private placements under the Securities Act of 1933, as amended, 200,000 shares of the Series A Preferred Stock for an aggregate price of $200 million and the Warrant. The Series A Preferred Stock issued to the Partnership pursuant to the Purchase Agreement is immediately convertible into shares of the Common Stock. In connection with entry into the Purchase Agreement, the Issuer agreed to pay the Partnership, upon the closing of the transactions contemplated by the Purchase Agreement, a funding fee of $4 million and reimburse the Partnership for up to a maximum of $10 million to cover reasonable out-of-pocket expenses. The Reporting Persons completed the purchase and sale of the Series A Preferred Stock and the Warrant (the “Closing”) on February 16, 2016. The Closing was conditioned upon the negotiation and execution of the MPSA on terms more fully described herein and the satisfaction of customary closing conditions.

The Purchase Agreement is filed as Exhibit 7.1 to this Statement and the foregoing summary of the Purchase Agreement is qualified in its entirety by reference to Exhibit 7.1.

Warrant

Concurrently with the Closing, Accretive executed and delivered the Warrant to acquire up to a total of 60,000,000 shares of Common Stock at an initial exercise price equal to $3.50 per share, at any time during the period commencing on the date of Closing and terminating at 5:00 p.m., New York time, on the 10th anniversary of the Closing.

The Warrant is filed as Exhibit 7.5 to this Statement and the foregoing summary of the Form of Warrant is qualified in its entirety by reference to Exhibit 7.5.

Series A Preferred Stock

The terms, rights, obligations and preferences of the Series A Preferred Stock are set forth in the Certificate of Designations of the 8.00% Series A Convertible Preferred Stock (the “Series A CoD”). Dividends on the Series A Preferred Stock are due on January 1, April 1, July 1 and October 1 of each year (each, a “Series A Dividend Payment Date”). The Series A Preferred Stock will also participate in dividends declared and paid on the Common Stock. Dividends are payable at the per annum dividend rate of 8.00% of the liquidation preference, which is initially $1,000 per share. Until the seventh anniversary of the Closing, the Preferred Dividend will be payable in kind through the issuance of additional shares of Series A Preferred Stock. Following the seventh anniversary of the Closing, the Preferred Dividend will be paid in cash to the extent that Accretive has funds legally available for such payment and the Board declares a cash dividend payable. In the event Accretive does not declare and pay a dividend in cash on any Series A Dividend Payment Date, an amount equal to the cash dividend due on such Series A Dividend Payment Date will be added to the liquidation preference.

Each share of Series A Preferred Stock is immediately convertible, at the option of the holder, into the number of shares of Common Stock equal to the “Conversion Price” (as that term is defined in the Series A CoD) multiplied by the then applicable “Conversion Rate” (as that term is defined in the Series A CoD). Each share of Series A Preferred Stock is initially convertible into 400 shares of Common Stock, representing an initial “conversion price” of $2.50. The Conversion Rate is subject to weighted average anti-dilution adjustments.

The Series A Preferred Stock is redeemable at the option of the holder in the event of a “Change of Control” (as that term is defined in the Series A CoD) of Accretive, or if Accretive commences a voluntary bankruptcy, consents to the entry of an order against it in an involuntary bankruptcy, consents to the appointment of a custodian for all or substantially all of its property, makes a general assignment for the benefit of creditors or changes its primary business, or if the Common Stock fails to be listed on any of the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange or any other United States national securities exchange without the simultaneous listing on another of such exchanges at any time after the first anniversary of the Closing and ceases to be listed at any time thereafter.

The holders of the Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. For so long as the Partnership or their affiliates collectively own any shares of the Series A Preferred Stock, then the affirmative vote or consent of the Investor Majority (as such term is defined in the Series A CoD) is required for (i) the declaration or payment of any dividend or distribution on the Common Stock or any other stock that ranks junior to or equally with the Series A Preferred Stock, other than, if dividends on the Series A Preferred Stock have not been paid in full in cash, a dividend payable solely in junior stock or dividends or distributions paid exclusively in cash to the extent the Series A Preferred Stock participates on an as-converted basis with the Common Stock; (ii) the purchase, redemption or other acquisition by Accretive of any Common Stock or other stock ranking junior to or equal with the Series A Preferred Stock except, if dividends on the Series A Preferred Stock have not been paid in full in cash, then as necessary to effect a reclassification of junior stock into other junior stock, a reclassification of parity stock into other parity stock, a reclassification of parity stock into junior stock, the exchange or conversion of junior stock into other junior stock or of parity stock into other parity stock or of parity stock into junior stock; (iii) any amendment of Accretive’s Certificate of Incorporation or the Series A CoD so as to adversely affect the relative rights, preferences, privileges or voting powers of the Series A Preferred Stock; or (iv) the authorization or issuance of, or reclassification into, any capital stock that would rank senior to or equal with the Series A Preferred Stock (including additional shares of Series A Preferred Stock).

The Series A CoD is filed as Exhibit 7.3 to this Statement and the foregoing summary of the Series A CoD is qualified in its entirety by reference to Exhibit 7.3.

Investor Rights Agreement

Concurrently with the Closing, Accretive and the Partnership entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Under the terms of the Investor Rights Agreement, for so long as the Partnership’s “Ownership Threshold” (as that term is defined in the Investor Rights Agreement) is met, the Partnership shall be entitled to nominate such number of individuals to the Board constituting a majority of the Board (collectively, the “Investor Designees”) and entitled to designate the chairman of the Board. For so long as the Ownership Threshold is not met but the Partnership’s “Ownership Percentage” (as that term is defined in the Investor Rights Agreement) exceeds 10% of the Common Stock on an as-converted basis, then the Partnership shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the Partnership’s Ownership Percentage is in the aggregate at least 5% but less than 10% of the Common Stock on an as-converted basis, then the Partnership shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any), Accretive will offer the Investor Designees an opportunity to, at the Partnership’s option, either sit on each regular committee of the Board in relative proportion to the number of Investor Designees on the Board or attend (but not vote) at the meetings of such committee as an observer.

Under the terms of the Investor Rights Agreement, the Partnership must cause all of its Common Stock and Preferred Stock entitled to vote at any meeting of Accretive’s shareholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by Accretive’s Nominating and Corporate Governance Committee and against the removal of any director nominated by Accretive’s Nominating and Corporate Governance Committee.

For so long as the Ownership Threshold is met, the following matters will require the approval of the holders of a majority of the Series A Preferred Stock (on an as-converted basis, including any shares of Common Stock issued upon the conversion thereof) that is held by the Partnership or any Investor Affiliate (as defined in the Investor Rights Agreement) to proceed (excluding any such transaction between Accretive and its wholly owned subsidiaries or among Accretive’s wholly owned subsidiaries): (i) the amendment or modification of Accretive’s Certificate of Incorporation, Bylaws or Certificate of Designations for the Series A Preferred Stock in any manner that materially and adversely affects the rights, preferences or privileges of the holders of Series A Preferred Stock; (ii) the making of any distribution, declaring of any dividend on equity securities of Accretive or any of its Subsidiaries (as that term is defined in the Investor Rights Agreement) ranking equally or junior to the Series A Preferred Stock; (iii) the repurchase or redemption of any equity securities of Accretive or any of its Subsidiaries ranking equally or junior to the Series A Preferred Stock if at the time of such repurchase or redemption, any accrued dividends on the Series A Preferred Stock are unpaid; (iv) the creation, authorization or issuance of any equity securities of Accretive or any of its Subsidiaries that would rank senior to the Series A Preferred Stock; (v) any amendment of the MPSA; (vi) the incurrence of any Indebtedness (as that term is defined in the Investor Rights Agreement) in excess of $25 million in the aggregate during any fiscal year (other than refinancings of existing Indebtedness); (vii) the sale, transfer or other disposition of assets or businesses of Accretive or its Subsidiaries with a value in excess of $10 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions); (viii) the acquisition of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $10 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business); (ix) capital expenditures in excess of $10 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $10 million in the aggregate during any fiscal year; (x) the approval of Accretive’s annual budget; (xi) the hiring or termination of Accretive’s chief executive officer; (xii) the appointment or removal of the chairman of the Issuer’s board of directors; and (xiii) making, or permitting any Subsidiary to make, loans to, investments in, or purchasing, or permitting any Subsidiary to purchase, any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $5.0 million in the aggregate during any fiscal year.

The Partnership is subject to certain transfer restrictions pursuant to the terms of the Investor Rights Agreement. Prior to the first anniversary of the Closing, neither the Partnership nor any Investor Affiliate (as such term is defined in the Investor Rights Agreement) may directly or indirectly transfer the Warrant, any shares of Series A Preferred Stock, any shares of Series A Preferred Stock issued as PIK Dividends, or any shares of Common Stock issued upon a conversion of the Preferred Shares or exercise of the Warrant to any person without the prior written consent of Accretive other than any “Permitted Transfer” (as such term is defined in the Investor Rights Agreement). Following the first anniversary of the Closing, neither the Partnership nor any of its affiliates may transfer any shares of Series A Preferred Stock to any Person without the prior written consent of Accretive other than (i) any Permitted Transfer or (ii) at any such time when the Current Market Price (as such term is defined in the Series A CoD) is less than the quotient of $1,000 divided by the Conversion Rate in effect from time to time (as such term is defined in the Series A CoD). The Partnership and Investor Affiliates are also prohibited from transferring to any competitor of Accretive, as well as from making certain block transfers, subject to certain exceptions.

The Partnership is subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until the later of (i) three years after the Closing and (ii) such time as the Partnership owns less than 25% of the outstanding Common Stock on an as-converted basis.

The Investor Rights Agreement requires that if Accretive proposes to offer any equity or equity-linked security to any person, then Accretive must first offer the Partnership the right to purchase a portion of such securities equal to the Partnership’s Ownership Percentage. If the Partnership does not exercise this purchase right within 30 days of receiving notice of the proposed offering, then Accretive has 120 days to complete the offering on terms no more favorable than those offered to the Partnership.

The Investor Rights Agreement is filed as Exhibit 7.4 to this Statement and the foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to Exhibit 7.4.

Registration Rights Agreement

Concurrently with the Closing, Accretive and the Partnership entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Partnership is entitled to certain registration rights. Under the terms of the Registration Rights Agreement, the Partnership is entitled to (i) six demand registrations, with no more than two demand registrations in any single calendar year and provided that such demand must include at least 10% of the then-outstanding Common Stock and (ii) unlimited piggyback registration rights for a period of five years with respect to primary issuances and for an unlimited period of time with respect to all other issuances.

The Registration Rights Agreement is filed as Exhibit 7.6 to this Statement and the foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 7.6.

Limited Liability Limited Partnership Agreement

The Limited Liability Limited Partnership Agreement of the Partnership (the “Partnership Agreement”) was entered into by the Partnership GP, as general partner of the Partnership, and the limited partners named therein (the “Limited Partners”), on December 7, 2015. The Partnership Agreement provides that the purpose of the Partnership is, among other things, to purchase, own, convert, exercise any rights attached to, and dispose of, the Securities on behalf of the Limited Partners. Pursuant to the Partnership Agreement, the Partnership Board (comprised of designees of both Limited Partners, with a majority of the directors designated by the Aggregator) has the power and authority to manage and control the business and affairs of the Partnership and each separate series. The Partnership Agreement contains several restrictions on the transfer of the Securities held by the Partnership, as well as provisions relating to the voting of such Securities. Pursuant to the Partnership Agreement, the Partnership Board established a series of partnership interests in the Partnership to hold the Securities purchased using the initial capital contributions of the Aggregator (“Series TB”) and a series of partnership interests in the Partnership to hold the Securities purchased using the initial capital contributions of Ascension (“Series AS”). The Partnership Agreement is filed as Exhibit 7.7 to this Statement and the foregoing summary of the Partnership Agreement qualified in its entirety by reference to Exhibit 7.7.

Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit
7.1	Securities Purchase Agreement, dated as of December 7, 2015, by and among the Partnership, the Issuer, and Ascension (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on December 8, 2015).
7.2	Joint Filing Agreement, dated as of February 16, 2016, by and among the Partnership, the Partnership GP, the Aggregator GP, the Aggregator, TowerBrook, Neal Moszkowski, Ramez Sousou and Ascension.
7.3	Certificate of Designations of the Series A Preferred Stock dated as of February 12, 2016.
7.4	Investor Rights Agreement, dated as of February 16, 2016, by and among the Partnership, the TowerBrook Funds and the Issuer.

7.5	Warrant No. 1, dated as of February 16, 2016, by and between the Issuer and the Partnership.
7.6	Registration Rights Agreement, dated as of February 16, 2016, by and between the Issuer and the Partnership.
7.7	Limited Liability Limited Partnership Agreement, dated as of December 7, 2015, by and among the Partnership GP, TI IV ACHI Holdings, LP and Ascension.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By:	/s/ Anthony J. Speranzo
Name: Anthony J. Speranzo
Title: Executive Vice President & Chief Financial Officer

DIRECTORS AND OFFICERS OF TCP-ASC ACHI SERIES LLLP, TCP-ASC GP, LLC,

TI IV ACHI HOLDINGS GP, LLC, TI IV ACHI HOLDINGS, LP AND ASCENSION

HEALTH ALLIANCE

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of the Partnership, the Partnership GP, the Aggregator, the Aggregator GP and Ascension.

The business address of each director and executive officer of the Partnership, the Partnership GP, the Aggregator, and TowerBrook is c/o TowerBrook Capital Partners L.P., Park Avenue Tower, 65 East 55th Street, 27th Floor, New York, New York 10022. The business address of each executive officer of Ascension Health Alliance is 101 S. Hanley Road, Suite 450, Saint Louis, Missouri 63105.

All executive officers and directors of the Reporting Persons are United States citizens except as otherwise noted below.

DIRECTORS OF THE PARTNERSHIP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and General Counsel North America, TowerBrook Capital Partners L.P.
Joseph Impicciche	Executive Vice President and General Counsel, Ascension
Anthony Speranzo	Executive Vice President and Chief Financial Officer, Ascension

EXECUTIVE OFFICERS OF THE PARTNERSHIP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and General Counsel North America, TowerBrook Capital Partners L.P.
Joseph Impicciche	Executive Vice President and General Counsel, Ascension

EXECUTIVE OFFICERS OF PARTNERSHIP GP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.

Name	Principal Occupation or Employment
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and General Counsel North America, TowerBrook Capital Partners L.P.
Joseph R. Impicciche	Executive Vice President and General Counsel, Ascension

EXECUTIVE OFFICERS OF THE AGGREGATOR GP

Name	Principal Occupation or Employment
Filippo Cardini	COO and Managing Director, TowerBrook Capital Partners L.P.
Matthew Gerber	Managing Director and General Counsel Europe, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and General Counsel North America, TowerBrook Capital Partners L.P.
Abrielle Rosenthal	Managing Director and Chief Compliance Officer, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.

DIRECTORS OF TOWERBROOK

Name	Principal Occupation or Employment
Neal Moszkowski	Founder and Co-CEO, TowerBrook Capital Partners L.P.
Ramez Sousou (1)	Founder and Co-CEO, TowerBrook Capital Partners L.P.

DIRECTORS OF ASCENSION

Name	Principal Occupation or Employment
Anthony R. Tersigni	President and Chief Executive Officer, Ascension
Rev. Dennis Holtschneider	President, DePaul University
Regina Benjamin	Physician
Sheila Burke	Senior Public Policy Advisor, Chair Federal Public Policy, Baker, Donelson, Bearman, Caldwell, & Berkowitz, PC and Faculty Research Fellow, John F. Kennedy School of Government at Harvard University
Eduardo Conrado	Executive Vice President and Chief Strategy and Innovation Officer, Motorola Solutions

Stephen Dufilho	Principal, Goldsmith, Fillis & Dufilho Capital Partners, LLC
Eve Higginbotham	Vice Dean, Inclusion & Diversity - Perelman School of Medicine Senior Fellow, Leonard Davis Institute of Health Economics Professor of Ophthalmology - Scheie Eye Institute
W. Stancil Starnes	Chairman & Chief Executive Officer, ProAssurance

EXECUTIVE OFFICERS OF ASCENSION

Name	Principal Occupation or Employment
Anthony R. Tersigni	President and Chief Executive Officer
Anthony J. Speranzo	Executive Vice President and Chief Financial Officer
Joseph R. Impicciche	Executive Vice President and General Counsel
Robert J. Henkel	Executive Vice President
David Pryor, MD	Executive Vice President and Chief Clinical Officer
Herbert Vallier	Executive Vice President and Chief Human Resources Officer
Nick Ragone	Senior Vice President and Chief Communications and Marketing Officer
Sr. Bernice Coreil	Senior Executive Advisor to the President
Sr. Maureen McGuire	Executive Vice President, Mission Integration

(1)	Citizen of United Kingdom